                                                               EXHIBIT (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 25, 2001, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares ("Holders"). Purchaser (as defined below) is not aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is prohibited by any applicable law. If Purchaser becomes aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is not in compliance with any applicable law, Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Holders in such state or jurisdiction. In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by BB&T Capital Markets, a division of Scott & Stringfellow, Inc., or one or more registered brokers or dealers licensed under the laws of such state or jurisdiction.

                     Notice of Offer to Purchase for Cash
                  Up to 2,500,000 but not less than 2,000,000
                  of the Outstanding Shares of Common Stock
            (Including the Associated Common Stock Purchase Rights)
                                       of
                             Katy Industries, Inc.
                                       at
                          $8.00 Net Per Share in Cash
                                       by
                         KKTY Holding Company, L.L.C.

  KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), hereby offers to purchase up to 2,500,000 but not less than 2,000,000 of the outstanding shares of common stock, $1.00 par value per share (the "Common Stock"), inclusive of their respective associated Common Stock purchase rights (the "Rights," and the shares of Common Stock inclusive of their respective Rights, the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001, and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, and any amendments or supplements thereto, collectively constitute the "Offer"). The Rights were issued pursuant to the Rights Agreement, dated as of January 13, 1995, as amended (the "Rights Agreement"), between the Company and LaSalle Bank National Association, as Rights Agent, and are currently evidenced by and trade with certificates evidencing the Common Stock.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JUNE 5, 2001, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS: (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 2,000,000 SHARES (THE "MINIMUM CONDITION"); (2) AT THE COMPANY'S UPCOMING ANNUAL STOCKHOLDERS' MEETING, THE COMPANY'S STOCKHOLDERS HAVING DULY (A) ELECTED THE DIRECTORS OF THE COMPANY'S BOARD OF DIRECTORS, INCLUDING FIVE NOMINEES DESIGNATED BY PURCHASER, (B) APPROVED AND ADOPTED AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION AUTHORIZING THE CLASSIFICATION OF THE COMPANY'S BOARD OF DIRECTORS INTO TWO CLASSES AND 600,000 SHARES OF CONVERTIBLE PREFERRED STOCK AND (C) AUTHORIZED AND APPROVED THE ISSUANCE AND THE SALE OF 400,000 SHARES OF THE COMPANY'S CONVERTIBLE PREFERRED STOCK TO PURCHASER; (3) THE COMPANY HAVING CONSUMMATED THE SALE OF HAMILTON METALS, L.P., ONE OF ITS WHOLLY OWNED SUBSIDIARIES, AND RECEIVED GROSS PROCEEDS IN CASH, NET OF ANY RETAINED LIABILITIES OF HAMILTON METALS, L.P. RETAINED BY THE COMPANY, IN AN AMOUNT NOT LESS THAN $20 MILLION; AND (4) THE COMPANY HAVING ENTERED INTO DEFINITIVE DOCUMENTATION WITH BANKERS TRUST COMPANY WITH RESPECT TO THE CREDIT FACILITIES TO BE ESTABLISHED IN CONNECTION WITH THE REFINANCING OF THE COMPANY'S EXISTING LOANS. THE OFFER IS ALSO SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS REFERRED TO IN THE INTRODUCTION AND SECTION 1, "TERMS OF THE OFFER; PRORATION" AND SECTION 15, "CERTAIN CONDITIONS TO PURCHASER'S OBLIGATIONS" OF THE OFFER TO PURCHASE.

  Upon the terms and subject to the conditions of the Offer, if more than 2,500,000 Shares are validly tendered and not properly withdrawn prior to the Expiration Date (as defined below), Purchaser will accept for payment and pay for only 2,500,000 Shares on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional Shares) from each stockholder who has validly tendered Shares in the Offer based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not properly withdrawn. In the event that proration of tendered Shares is required, Purchaser shall determine the proration factor as soon as practicable following the Expiration Date. Because of the difficulty of determining the precise number of Shares validly tendered and not properly withdrawn prior to the Expiration Date (due in part to the guaranteed delivery procedures described in Section 3 of the Offer to Purchase), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until approximately four New York Stock Exchange trading days after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker.

  The Offer and the Preferred Stock Purchase (as defined below) are being made pursuant to a Preferred Stock Purchase and Recapitalization Agreement, dated as of March 29, 2001 (the "Recapitalization Agreement"), by and between Purchaser and the Company. The Recapitalization Agreement provides, among other things, for the making of the Offer by Purchaser.

  The Board of Directors of the Company unanimously (other than one director who did not vote because of a potential conflict of interest) approved the Recapitalization Agreement and the transactions contemplated thereby, including the Offer, and determined that the terms of the Recapitalization Agreement and the Offer are fair to, and in the best interests of, the Holders and recommends that the Holders consider accepting the Offer and tendering all or some of their Shares pursuant to the Offer.

  Tendering Holders whose Shares are registered in their own name and who tender directly to LaSalle Bank National Association, as Depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer.

  In connection with the Offer and the Recapitalization Agreement, Purchaser entered into a Stock Voting and Tender Agreement with two of the Company's directors, trusts for the benefit of members of the Wallace E. Carroll, Jr. family and entities associated with the Carroll family (collectively, the "Agreement Stockholders"), dated as of March 29, 2001 (the "Voting Agreement"), pursuant to which the Agreement Stockholders have agreed to collectively tender at least 1,500,000 Shares to Purchaser in connection with the Offer and vote 2,500,000 Shares in favor of or against certain proposals relating to the Offer, the Preferred Stock Purchase (as defined below) and the Recapitalization Agreement that the Agreement Stockholders may be requested to vote upon at an annual or special meeting of the Company's stockholders or in connection with any consent solicitation in accordance with the terms and conditions of the Voting Agreement. A copy of the Voting Agreement is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (the "Commission").

  The purpose of the Offer is for Purchaser to acquire for cash up to 2,500,000 but not less than 2,000,000 Shares. In addition, one of the purposes of the Offer is to influence control of the business of the Company. If Purchaser accepts for payment and pays for Shares pursuant to the terms and conditions of the Offer, Purchaser will, after the Offer expires and concurrently with the purchase of the Shares, purchase from the Company 400,000 shares of the Company's Convertible Preferred Stock (the "Preferred Stock Purchase"). After completion of the purchase of the Shares pursuant to the Offer and the consummation of Preferred Stock Purchase, Purchaser will own approximately 52% of the fully diluted Shares (excluding outstanding options) if Purchaser purchases the minimum 2,000,000 Shares pursuant to the Offer (or approximately 56% of the fully diluted Shares (excluding outstanding options) if Purchaser purchases the maximum 2,500,000 Shares pursuant to the Offer) and will have the right to nominate a majority of the board of directors of the Company, subject to election by the Holders of shares of Common Stock. See Section 13, "The Transaction Documents and the Recapitalization - The Recapitalization
Agreement - Corporate Governance," of the Offer to Purchase.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as of and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from Purchaser and transmitting such payment to tendering Holders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, Purchaser's obligation to make such payment will be satisfied and tendering Holders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3, "Procedures for Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees or, in connection with a book-entry transfer, an Agent's Message (as defined in Section 2, "Acceptance for Payment and Payment for Shares" of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser regardless of any delay in making such payment or extension of the Expiration Date (as defined below).

  The term "Expiration Date" means 5:00 P.M., New York City time, on June 5, 2001, unless Purchaser (subject to the terms of the Recapitalization Agreement and the applicable rules and regulations of the Commission) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Recapitalization Agreement and to the applicable rules and regulations of the Commission and to applicable law, at the scheduled Expiration Date, the Offer may be extended for a period of an additional 20 business days, but not beyond June 30, 2001. Purchaser shall give notice of any such extension to the Depositary and Innisfree M&A Incorporated (the "Information Agent") and make a public announcement thereof. There can be no assurance that the Offer will be extended.

  During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the right of a tendering Holder to withdraw its Shares. Any such extension will be followed, as promptly as practicable, by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), which require that material changes be promptly disseminated to Holders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service and making appropriate filing(s) with the Commission.

  Subject to the provisions of the Recapitalization Agreement, applicable rules and regulations of the Commission and applicable law, the obligation of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject to the conditions set forth in Section 15, "Certain Conditions to Purchaser's Obligations" of the Offer to Purchase. Purchaser reserves the right to modify the terms of the Offer, provided that, without the prior written consent of the Company, Purchaser will not decrease the Offer Price or change the form of consideration payable in the Offer, reduce the minimum number of shares that is a condition to the Offer, increase the maximum number of Shares sought to be purchased in the Offer, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the Holders, except as required by law.

  Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 23, 2001, or at such later time as may apply if the Offer is extended. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and social security number or taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3, "Procedures For Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, "Procedures For Tendering Shares" of the Offer to Purchase may be withdrawn only by means of the withdrawal procedures made available by DTC, must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3, "Procedures for Tendering Shares" of the Offer to Purchase at any time prior to the Expiration Date.

  The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local or foreign income tax purposes as well. In general, a Holder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the Holder's adjusted tax basis in the Shares sold pursuant to the Offer for cash. If the Shares tendered constitute capital assets in the hands of the Holder, such gain or loss will be capital gains or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates, as described in Section 5, "Certain Federal Income Tax Consequences" of the Offer to Purchase.

  The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Purchaser with the Company's list of Holders and security position listings in respect of the Shares for the purpose of dissemin-ating the Offer to Purchase, the Letter of Transmittal and other relevant materials to Holders. The Offer to Purchase, the Letter of Transmittal and any other relevant materials will be mailed to record holders of Shares whose names appear on the Company's list of Holders and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names or the names of whose nominees appear on the Company's list of Holders, or, where applicable, who are listed as participants in a clearing agency's security position listing.

  The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

  Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent as set forth below and copies will be furnished promptly at Purchaser's expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below.

                    The Information Agent for the Offer is:
                          Innisfree M&A Incorporated
                        501 Madison Avenue, 20th Floor
                              New York, NY 10022
                Banks and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll-Free: (888) 750-5834

                      The Dealer Manager for the Offer is:

                             BB&T Capital Markets
                             909 East Main Street
                              Richmond, VA 23219
                                (804) 782-2005


April 25, 2001